

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Charles A. Bittenbender
Vice President, General Counsel and Secretary
Hyster-Yale Materials Handling, Inc.
5875 Landerbrook Drive
Cleveland, OH 44124

> **Re: Hyster-Yale Materials Handling, Inc.**
> **Amendments No. 3 and 4 to Registration Statement on Form S-1**
> **Filed September 13 and 17, 2012**
> **File No. 333-182388**

Dear Mr. Bittenbender:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Why does Hyster-Yale have two classes of comment stock?, page 2

1.   Please balance your disclosure that your capital structure, governance, and stockholders' agreement provisions are substantially the same as NACCO's provisions to highlight the material differences. Also, in an appropriate section of your document, please identify the provisions as differences and explain the effect of these differences. For example, we note (1) the differences in the number of authorized common and preferred shares, (2) the type of stock that each outstanding share will receive in the event of a distribution of subsidiary shares, like this spin off, and (3) the bylaw provisions regarding director nominations.

Related- Party Transactions, page 55

2.   We note the disclosure in NACCO's Form 8-K filed September 17, 2012 that JC Butler, Jr. is currently employed by NMHG. Please provide the disclosure regarding this relationship required by Regulation S-K Item 404.

Industry Overview, page 58

3.   Please balance your disclosure regarding market share to disclose the decreasing share mentioned in your response to prior comment 2.

Provisions That May Have an Anti-Takeover Effect, page 147

4.   Please disclose restrictions on the ability of shareholders to call a special meeting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo at (202) 551-3289 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc: Randi C. Lesnick, Esq.
        Jones Day